    As filed with the Securities and Exchange Commission on April 30, 1998

                                                    Registration No. 333-_______



                      Securities And Exchange Commission
                         Washington, D.C.  20549-1004


                                   Form S-6

                            Registration Statement


For Registration under the Securities Act of 1933 of Securities of Unit
  Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:          HBI Equity Trust, Series 5

B. Name of Depositor:            Howe Barnes Investments, Inc.

C. Complete address of Depositor's principal executive offices:

                         Howe Barnes Investments, Inc.
                            135 South LaSalle Street
                                   Suite 1500
                            Chicago, Illinois  60603

D. Name and complete address of agents for service:

     Howe Barnes Investments, Inc.                 Chapman and Cutler
     135 South LaSalle Street                      Attention:  Matthew C. Boba
     Suite 1500                                    111 West Monroe Street
     Chicago, Illinois  60603                      Chicago, Illinois  60603

E. Title of securities being registered: Units of fractional undivided interests

F. Approximate date of proposed public offering:

                as soon as practicable after the Effective Date
                         of the Registration Statement

[ ]    Check box if it is proposed that this filing will become effective on
       _________, 1998 2:00 p.m. pursuant to Rule 487

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                               HBI Equity Trust,
                                   Series 5

                             Cross Reference Sheet


                    Pursuant to Rule 404(c) of Regulation C
                       under the Securities Act of 1933



   (Form N-8B-2 Items Required by Instruction as to Prospectus in Form S-6)


               Form N-8B-2                            Form S-6
               Item Number                     Heading in Prospectus


                    I.  Organization and General Information

1.  (a)  Name of trust               )   Front Cover
    (b)  Title of securities issued  )   Front Cover

2.  Name and address of Depositor    )   Back Cover

3.  Name and address of Trustee      )   Back Cover

4.  Name and address of principal    )   Back Cover
     underwriter                     )

5.  Organization of trust            )   The Trust

6.  Execution and termination of     )   Essential Information Regarding the
     Trust Indenture and             )   Trust Administration of the Trust;
     Agreement                       )   Amendment of Indenture; The Trust;
                                         Termination of the Trust

7.  Changes of Name                  )   *

8.  Fiscal year                      )   *

9.  Litigation                       )   *

----------------
*   Not applicable, answer negative or not required.

              FORM N-8B-2                                FORM S-6
              ITEM NUMBER                          HEADING IN PROSPECTUS

       II.  General Description of the Trust and Securities of the Trust

10.  General information regarding         )
      trust's securities and rights        )
      of holders                           )

     (a) Type of Securities (Registered    )
         or Bearer)                        )  The Trust; Rights of Unitholders

     (b) Type of Securities (Cumula-       )
         tive or Distributive)             )  *

     (c) Rights of Holders as to with-     )  The Trust; Redemption of Units;
         drawal or redemption              )  Public Offering of Units --
                                           )  Maintenance of Secondary Market

     (d) Rights of Holders as to           )  The Trust; Public Offering of
         conversion, transfer, etc.        )  Units -- Maintenance of Secondary
                                           )  market; Redemption of Units

     (e) Rights if Trust issues periodic   )
         payment plan certificates.        )  *

     (f) Voting rights as to Securities    )  Rights of Unitholders
         under the Indenture               )

     (g) Notice to Holders as to change in:

         (1) Assets of Trust               )  Administration of the Trust --
                                           )  Portfolio Supervision; Amendment
                                           )  of the Indenture

         (2) Terms and Conditions of       )  Administration of the Trust --
             the Trust's Securities        )  Portfolio Supervision; Amendment
                                           )  of the Indenture

         (3) Provisions of Trust           )  Amendment of the Indenture

         (4) Identity of Depositor and     )
             Trustee                       )  Sponsor; Trustee

----------------------
*    Not applicable, answer negative or not required

           FORM N-8B-2                                           FORM S-6
           ITEM NUMBER                                    HEADING IN PROSPECTUS

    (h) Consent of Security Holders    )
        required to change             )

       (1) Composition of assets of    )      Administration of the Trust -- Portfolio
           Trust                       )      Supervision; Amendment of the Indenture

       (2) Terms and conditions of     )      Administration of the Trust
           Trust's Securities          )

       (3) Provisions of Indenture     )      Amendment of the Indenture

       (4) Identity of Depositor and   )
           Trustee                     )      Sponsor; Trustee

    (i) Other feature or right         )      *

11. Type of securities comprising      )      The Trust; Rights of Unitholders;
    security holder's interest         )      Administration of the Trust -- Portfolio
                                       )      Supervision

12. Information concerning periodic    )
    payment certificates               )      *

13. (a)  Load, fees, expenses, etc.    )      Public Offering of Units; Expenses of the
                                       )      Trust

    (b)  Certain information regard-   )      *
         ing periodic payment          )
         certificates                  )

    (c)  Certain percentages           )      Public Offering of Units; Expenses of the
                                       )      Trust

    (d)  Certain other fees, etc.      )      Public Offering of Units -- Public Offering
         payable by holders            )      Price

    (e)  Load, fees, expenses, and     )
         charges not covered in 13(a)  )      Rights of Unitholders

--------------------
*   Not applicable, answer negative or not required.

         FORM N-8B-2                                       FORM S-6
         ITEM NUMBER                                    HEADING IN PROSPECTUS


    (f)  Certain profits receivable by          )
         depositor, principal under-            )
         writers, trustee or affiliated         )         Public Offering of Units -- Profits to the
         persons                                )         Sponsor

    (g) Ratio of annual charges to              )
        income                                  )         *

14. Issuance of trust's securities              )         The Trust; Rights of Unitholders

15. Receipt and handling of payments            )         Public Offering of Units -- Profits to
     from purchasers                            )         the Sponsor; Administration of the Trust

16. Acquisition and disposition of              )         The Trust Administration of the Trust --
     Underlying Securities                      )         Portfolio Supervision; Termination of the
                                                )         Trust

17. Withdrawal or redemption                    )         Public Offering of Units -- Maintenance of a
                                                )         Secondary Market; Redemption of Units

18. (a)  Receipt and disposition                )         Distributions to Unitholders; Administration
         of income                              )         of the Trust

    (b)  Reinvestment of distribu-              )         Administration of the Trust -- Reinvestment
         tions                                  )

    (c)  Reserves or special funds              )         Distributions to Unitholders; Administration
                                                )         of the Trust -- Accounts; Administration of
                                                )         the Trust -- Reinvestment

    (d)  Schedule of distributions              )         *

19. Records, accounts and reports               )         Distributions to Unitholders; Administration
                                                )         of the Trust -- Reports and Records

20. Certain miscellaneous provisions            )         Sponsor; Termination of the Trust;
     of Trust Agreement                         )         Amendment of the Indenture

21. Loans to security holders                   )         *

22. Limitations on liability                    )         Sponsor, Trustee

-------------
* Not applicable, answer negative or not required.

        FORM N-8B-2                              FORM S-6
        ITEM NUMBER                          HEADING IN PROSPECTUS

23. Bonding arrangements               )  Included in Form N-8B-2

24. Other material provisions of       )  *
    trust agreement                    )


       III.  Organization Personnel and Affiliated Persons of Depositor


25. Organization of Depositor          )  Sponsor

26. Fees received by Depositor         )  Administration of the Trust -- Portfolio
                                       )  Supervision; Expenses of the Trust


27. Business of Depositor              )  Sponsor

28. Certain information as to          )  Sponsor
     officials and affiliated          )
     persons of Depositor              )

29. Voting securities of Depositor     )  Sponsor

30. Persons controlling Depositor      )  Sponsor

31. Payments by Depositor to officers  )  *
    for certain other services         )
    rendered to trust                  )

32. Payments by Depositor to           )  *
    directors for certain other        )
    services rendered to trust         )

33. Remuneration of employees of       )  *
    Depositor for certain services     )
    rendered to trust                  )

----------
*   Not applicable, answer negative or not required.

      FORM N-8B-2                              FORM S-6
      ITEM NUMBER                          HEADING IN PROSPECTUS


                IV.  Distribution and Redemption of Securities

35.    Distribution of trust's        ) Public Offering of Units -- Distribution
       securities by states           ) of Units

36.    Suspension of sales of trust's ) *
       securities                     )

37.    Revocation of authority to     ) *
       distribute                     )

38.    (a)  Method of distribution    ) Public Offering of Units -- Distribution of
                                      ) Units; Public Offering of Units --
                                      ) Maintenance of a Secondary Market

       (b)  Underwriting agreements   ) Public Offering of Units -- Distribution of
                                      ) Units; Public Offering of Units --
                                      ) Maintenance of a Secondary Market

       (c)  Selling agreements        ) Public Offering of Units -- Distribution of
                                      ) Units; Public Offering of Units --
                                      ) Maintenance of a Secondary Market

39.    (a)  Organization of principal ) Sponsor
            underwriter               )

       (b)  N.A.S.D. membership by    ) Sponsor
            principal underwriter     )

40.    Certain fees received by       ) Administration of the Trust -- Portfolio
       principal underwriter          ) Supervision; Expenses of the Trust

41.    (a)  Business of principal     ) Sponsor
            underwriter               )

       (b)  Branch offices of         ) *
            principal underwriter     )

       (c)  Salesmen of principal     ) *
            underwriter               )

----------
*  Not applicable, answer negative or not required.

                 FORM N-8B-2                             FORM S-6
                 ITEM NUMBER                       HEADING IN PROSPECTUS

42.    Ownership of trust's securities   ) Sponsor
        by certain persons               )

43.    Certain brokerage commissions     ) *
        received by principal            )
        underwriter                      )

44.    (a)  Method of valuation          ) The Trust; Public Offering of Units --
                                         ) Maintenance of a Secondary Market;
                                         ) Valuation of Units; Redemption of Units

       (b)  Schedule as to offering price) Essential Information Regarding the Trust;
                                         ) Public Offering of Units -- Public Offering
                                         ) Price; Valuation of Units; Schedule of
                                         ) Investments

       (c)  Variation in offering price  ) Public Offering of Units -- Public Offering
            to certain persons           ) Price

45.    Suspension of redemption rights   ) *

46.    (a)  Redemption valuation         ) Valuation of Units; Redemption of Units

       (b)  Schedule as to redemption    ) *
            price                        )


              V.  Information Concerning the Trustee or Custodian


47. Maintenance of position in under-    ) Redemption of Units
     lying securities                    )


48. Organization and regulation of       ) Trustee
    Trustee                              )


49. Fees and expenses of Trustee         ) Essential Information Regarding the Trust;
                                         ) Expenses of the Trust; Trustee;
                                         ) Administration of the Trust -- Accounts;
                                         ) Distributions

50. Trustee's lien                       ) Expenses of the Trust

------------------------

*   Not applicable, answer negative or not required.

           FORM N-8B-2                            FORM S-6
           ITEM NUMBER                     HEADING IN PROSPECTUS


         VI.  Information Concerning Insurance of Holders of Securities

51. (a)  Name and address of            )
         Insurance Company              ) *

    (b)  Type of policies               ) *


    (c)  Type of risks insured and      )
         excluded                       ) *

    (d)  Coverage of policies           ) *

    (e)  Beneficiaries of policies      ) *

    (f)  Terms and manner of            )
         cancellation                   ) *

    (g)  Method of determining          )
         premiums                       ) *

    (h)  Amount of aggregate            )
         premiums paid                  ) *

    (i)  Who receives any part of       )
         premiums                       ) *

    (j)  Other material provisions of   )
         the Trust relating to          ) *
         insurance                      )


                           VII.  Policy of Registrant

52. (a)  Method of selecting and        ) The Trust; Administration of the Trust --
         eliminating securities from    ) Portfolio Supervision; Termination of the
         the Trust                      ) Trust

    (b)  Elimination of securities from ) *
         the Trust                      )

------------------------

* Not applicable, answer negative or not required.


              FORM N-8B-2                                   FORM S-6
              ITEM NUMBER                             HEADING IN PROSPECTUS

    (c) Policy of Trust regarding        )  The Trust; Administration of the Trust --
        substitution and elimination     )  Portfolio Supervision; Termination of
                                         )  the Trust

    (d) Description of any fundamental   )  The Trust; Administration of the Trust --
        policy of the Trust              )  Portfolio Supervision; Termination of the
                                         )  Trust



53. (a)  Taxable status of the Trust     )  Tax Considerations
                                         )

    (b)  Qualification of the Trust as a )  Tax Considerations
         regulated investment company    )

                     VIII.  Financial and Statistical Information

54. Information regarding the Trust's    )  *
    past ten fiscal years                )

55. Certain information regarding        )  *
    periodic payment plan certificates   )

56. Certain information regarding        )  *
    periodic payment plan certificates   )

57. Certain information regarding        )  *
    periodic payment plan certificates   )

58. Certain information regarding        )  *
    periodic payment plan certificates   )

59. Financial statements                 )  Statement of Net Assets
    (Instruction 1(c) to Form S-6)       )


_______________________________________________
* Inapplicable, omitted, answer negative or not required.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                PRELIMINARY PROSPECTUS DATED APRIL 30, 1998

                           SUBJECT TO COMPLETION

HBI

EQUITY TRUST, SERIES 5
A UNIT INVESTMENT TRUST

                 A PORTFOLIO OF MIDWEST BANK AND THRIFT STOCKS

--------------------------------------------------------------------------------

The investment objective of this Trust is to provide for capital appreciation through an investment in common stocks primarily consisting of certain banking institutions and thrift institutions incorporated or headquartered in the midwestern United States and having, in the Sponsor's opinion, on the Initial Date of Deposit, the potential to outperform broad-based stock indices and bank and thrift stocks generally over the life of the Trust. The value of the Units will fluctuate with the value of the portfolio of underlying securities.

The minimum purchase in the initial public offering is 100 Units or approximately $1,500. Only whole Units may be purchased. Units will be available for purchase only during the initial public offering period.

--------------------------------------------------------------------------------

 THESE SECURITIES HAVE NOT BEEN  APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION NOR HAS THE  COMMISSION PASSED UPON THE ACCURACY  OR
     ADEQUACY OF THIS PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY IS A
       CRIMINAL OFFENSE.

                                      LOGO


                         HOWE BARNES INVESTMENTS, INC.

 Read and retain this Prospectus for future reference. Prospectus dated May   ,
                                   1998

                   ESSENTIAL INFORMATION REGARDING THE TRUST

                         As of May     , 1998(1)

                    Sponsor: Howe Barnes Investments, Inc.
                         Trustee: The Bank of New York

Initial Date of Deposit..................................... May    , 1998

Aggregate Value of Stocks in Trust (2)............................... $
Number of Units......................................................
Fractional Undivided Interest in the Trust Represented by Each Unit..
Calculation of Public Offering Price per Unit (3)
 Aggregate Value of Stocks in Trust (2).............................. $
 Divided by        Units.............................................   $14.475
 Plus Sales Charge of 3.500% of Public Offering Price (3.627% of net
  amount invested)...................................................     $.525
 Public Offering Price per Unit......................................   $15.000
Redemption Price per Unit (3)........................................    $
Excess of Public Offering Price per Unit over Redemption Price per
 Unit................................................................      $

Evaluation Time......................................... 3:00 p.m. Chicago time

Income and Capital Account Distribution Dates...... June 15, 1998 and quarterly thereafter

Record Dates........................ June 1, 1998 and quarterly thereafter

Mandatory Termination Date.................................
Discretionary Liquidation Amount...... 40% of the aggregate market value of the
                                                                         Stocks
Trustee's Annual Fee................................................... $11,000
Estimated Annual Sponsor's Supervisory Fee...................... $.043 per Unit
Estimated Annual Miscellaneous Expenses......................... $.010 per Unit

-------
(1) The date prior to the Initial Date of Deposit.

(2) Represents value of the Stocks in the portfolio based on the closing
    prices at the offer side of the market on May   , 1998, rather than the
    closing prices at the bid side of the market. After the initial offering, Net Asset Value of the Trust is calculated based on the closing prices at the bid side of the market of the Stocks. See "Valuation of Units." The
    aggregate value of the Stocks based on the closing bid prices on May   ,
    1998 is $         .
(3) The initial Public Offering Price per Unit on the Initial Date of Deposit is based on the pro rata share of the aggregate value of the Stocks in the Trust, valued at the offer side of the market, plus the applicable sales charge. Thereafter, the Public Offering Price during the initial public offering period will be based upon the Net Asset Value of the Trust next computed (based, during the initial public offering period only, on valuation at the offer side of the market) as described in "Valuation of Units" plus the applicable sales charge. The Redemption Price per Unit will be calculated based on the Net Asset Value next computed (based on valuation at the bid side of the market) based on the pro rata share of the aggregate value of the Stocks in the Trust as described in "Redemption of Units."

                        HBI EQUITY TRUST, SERIES 5

  HBI Equity Trust. The objective of the HBI Equity Trust, Series 5 (the "Trust") is to provide for capital appreciation through an investment in common stocks primarily consisting of banking institutions and thrift institutions incorporated or headquartered in the midwestern United States (the "Stocks"). Stocks have been selected which, in the Sponsor's opinion, on the Initial Date of Deposit have the potential to outperform broad-based stock indices and bank and thrift stocks generally over the life of the Trust. The Trust is not a "managed" investment portfolio, but rather will consist of the same portfolio of Stocks for the life of the Trust, subject to adjustment or elimination in certain limited circumstances. Except for temporary investment of any proceeds received in such limited circumstances, the Trust's portfolio will consist primarily of common stocks. See "Administration of the Trust."

  The Trust will seek to achieve its objective of capital appreciation through an investment in a portfolio primarily consisting of Stocks representing banking institutions and thrift institutions incorporated or headquartered in the midwestern United States. The Sponsor believes that changes in state banking laws to permit wider interstate banking and the continuing consolidation of the banking and thrift industries have created attractive investment opportunities among numerous midwestern banking institution and thrift institution stocks. The Sponsor believes these stocks have the potential to achieve above-average capital appreciation over the next three years primarily due to strong or improving fundamental characteristics of the issuer companies, including among other factors, strength and depth of management, strategic banking locations in stable or growing market areas, high asset quality, and potential earnings growth.

  In selecting the Stocks for the Trust, the Sponsor has considered, among other financial criteria of the issuer (or its banking or thrift subsidiary), regulatory capital levels, net interest margin, return on average assets, return on average equity, the adequacy of the loan loss reserve, the level of non-performing and non-accrual loans, and loan charge-off history. The Sponsor did not base its selection of Stocks for the Trust on the payment of dividends by the various issuers; however, many selected Stocks do currently pay dividends.

  Bank stocks (as represented by the NASDAQ Bank Index) have outperformed the general market (as represented by the S&P 500 Index) over the last five years. Over the period of January 3, 1992 through December 31, 1997, the NASDAQ Bank Index grew from 356.54 to 2083.22, while the S&P 500 Index grew from 419.34 to
970.43. During the years 1992, 1993, 1994, 1995, 1996 and 1997, the price appreciation of the NASDAQ Bank Index was 52%, 29%, 1%, 45%, 26% and 63%, respectively, while the price of appreciation of the S&P 500 Index in the same periods was 5%, 7%, -2%, 34%, 20% and 31%. These figures represent the price appreciation of the stocks included in each index and do not include dividends paid on such stocks. The historical performance of the indices is shown for illustrative purposes only and is not meant to forecast, imply or guarantee the future performance of any particular investment or the Trust, which will vary. The NASDAQ Bank Index is a broad-based, capitalization-weighted index of domestic and foreign common stocks of banks and thrifts that are traded on the Nasdaq National Market System and SmallCap Market. The overall composition of the Trust will not be the same as that of the indices. Unitholders are subject to fees, sales charges and taxes that are not reflected in these figures.

  Termination. Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Stocks held in the Trust 30 days prior to the Mandatory Termination Date. Moneys held upon such sale of Stocks, to the extent not reinvested in Treasury Obligations, and funds received from Treasury Obligations upon maturity will be held in non-interest bearing accounts until distributed and will be of benefit to the Trustee. See "Expenses of the Trust." During the life of the Trust, Stocks will not be sold to take advantage of market fluctuations. The Trust will terminate on the Mandatory Termination Date regardless of market conditions at that time. See "Termination of the Trust" and "Tax Considerations."

  Public Offering Price. The initial Public Offering Price per Unit on the Initial Date of Deposit is determined by dividing the aggregate value of the Stocks, based on the closing prices at the offer side of the market on the date prior to the Initial Date of Deposit, by the number of Units being sold, plus the applicable sales charge. Thereafter, during the initial public offering period, the Public Offering Price per Unit is computed by dividing the Net Asset Value of the Trust (based, during the initial public offering period only, on valuation of the Securities at the offer side of the market), as determined by the Trustee as described under "Valuation of Units," by the number of Units outstanding, then adding the applicable sales charge. During the initial public offering period, the sales charge will be 3.500% of the Public Offering Price (3.627% of the net amount invested); provided, however, that a reduced sales charge will apply to employees and affiliates of the Sponsor and certain of their relatives and transactions involving $500,000 or more. See "Public Offering of Units--Public Offering Price."

  Distributions. The Trustee will make pro rata distributions to Unitholders from both the Income Account and the Capital Account on each Distribution Date to the extent funds are available for distribution in the respective accounts. See "Distributions to Unitholders." Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. Holders may request to receive such distribution "in kind." See "Redemption of Units" and "Termination of the Trust." See "Tax Considerations" for a discussion of the tax consequences to an investor of an "in kind" redemption. The sale of Stocks in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

  Secondary Market. The Sponsor is not obligated, and currently does not intend, to maintain a secondary market for the Units. Accordingly, a Unitholder may currently only purchase Units in the initial public offering and only dispose of his Units through redemption.

  Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among others, the possible deterioration of either the financial condition of the issuer or the general condition of the stock market, volatile interest rates, economic recession and risk factors affecting banks and thrifts. See "The Trust--Risk Factors."

                        REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSOR AND TRUSTEE

HBI EQUITY TRUST, SERIES 5

  We have audited the accompanying statement of net assets, including the schedule of investments, of HBI Equity Trust, Series 5, as of the opening of
business on May   , 1998. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by
the Trustee and deposited in the Trust on May   , 1998. An audit also includes
assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

  In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of HBI Equity Trust,
Series 5 at the opening of business on May   , 1998 in conformity with
generally accepted accounting principles.

                                       ERNST & YOUNG LLP

Chicago, Illinois

May   , 1998

                        HBI EQUITY TRUST, SERIES 5

                            STATEMENT OF NET ASSETS

  At the opening of business on May   , 1998, the Initial Date of Deposit.

NET ASSETS

     Investments (1)(2).............................................. $
                                                                      =========
     Units outstanding...............................................
                                                                      =========

ANALYSIS OF NET ASSETS
     Cost to investors (3)........................................... $
     Less sales charge (3)...........................................
                                                                      ---------
     Net proceeds to the Trust, equal to net assets.................. $
                                                                      =========

-------------------

(1) Aggregate cost to the Trust of the Stocks listed in the schedule of investments is based on the closing prices at the offer side of the market
    of the Stocks on May   , 1998, the business day prior to the Initial Date
    of Deposit, as determined by the Trustee in its capacity as Evaluator.

(2) Investments consist of $         aggregate value of Stocks represented by
    Sponsor's contracts to purchase the Stocks for which an irrevocable letter
    of credit from Harris Trust and Savings Bank totaling $          has been
    deposited with the Trustee.
(3) The aggregate cost to investors includes a sales charge computed at the rate of 3.500% of the initial Public Offering Price (equivalent to 3.627% of the net amount invested) and assumes no reduction in sales charges for purchases by employees and affiliates of the Sponsor and certain of their relatives or for quantity purchases.

                        HBI EQUITY TRUST, SERIES 5

                            SCHEDULE OF INVESTMENTS

  At the opening of business on May   , 1998, the Initial Date of Deposit.

                                  COST OF
            NAME OF              STOCKS TO
   TICKER   ISSUERS     NUMBER     TRUST
   SYMBOL (LOCATION)   OF SHARES  (1)(2)
   ------ ----------   --------- ---------
                                 $
                                 ---------
      TOTAL
       INVESTMENTS...            $
                                 =========

-------------------

(1) Represents the aggregate value of the Stocks based on the closing prices
    on May   , 1998, the business day prior to the Initial Date of Deposit, at the offer side of the market. The aggregate value of the Stocks based on
    the closing prices at the bid side of the market on May   , 1998 was
    $         .

(2) The aggregate cost of the Stocks to the Sponsor, including brokerage
    commissions, was $         and the profit to the Sponsor at the opening of
    Business on the Initial Date of Deposit was $          . See "Public
    Offering of Units--Profits to the Sponsor."

                                   THE TRUST

  General. The Trust is one of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Agreement dated as of the Initial Date of Deposit (the "Indenture"), between Howe Barnes Investments, Inc. (the "Sponsor") and The Bank of New York (the "Trustee"). Reference is made to the Indenture and any statements contained herein are qualified in their entirety by the provisions of the Indenture.

  The portfolio of the Trust primarily consists of common stock of certain issuers selected by the Sponsor, including, in the case of securities not delivered on the Initial Date of Deposit, confirmations of contracts to purchase such securities, and any additional stocks acquired and held in the Trust pursuant to the Indenture (collectively, the "Stocks"). Portfolios of additional series may include shares of preferred stock or other equity securities convertible into common stock.

  On the Initial Date of Deposit, the Sponsor deposited the Stocks with the Trustee together with cash or an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the aggregate purchase price of any of the Stocks represented by confirmation of contracts to purchase such securities. The value of the Stocks on the Initial Date of Deposit was determined on the basis of the closing prices at the offer side of the market on the business day prior to the Initial Date of Deposit. In exchange for the deposit of the Stocks, including any contracts to purchase Stocks, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

  On the Initial Date of Deposit, each Unit represented that fractional undivided interest in each of the Stocks as set forth under "Essential Information Regarding the Trust." If any Units are redeemed, the aggregate value of Stocks in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit will be increased proportionately. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. See "Termination of the Trust."

  In the event a contract to purchase a Stock which is deposited on the Initial Date of Deposit fails, funds attributable to such failed contract may be reinvested in such other substantially similar stock or stocks, if any, which have been identified as substitute stocks by the Sponsor as of the Initial Date of Deposit or, if not so reinvested within 40 days after the Initial Date of Deposit (the "Purchase Period"), distributed to Unitholders of record on the last day of the month during which the end of the Purchase Period occurred. The distribution will be made within 20 days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.

  Additional Units of the Trust may be issued at any time by depositing in the Trust additional Stocks or contracts to purchase securities together with irrevocable letters of credit or cash. As additional Units are issued by the Trust as a result of the deposit of additional Stocks by the Sponsor, the aggregate value of the Stocks in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Stocks into the Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Stocks deposited in the Trust on the Initial, or any subsequent, Date of Deposit.

  Each Unit initially offered represents an undivided interest in the Trust. To the extent any Units are redeemed by the Trustee or additional Units are issued as a result of additional Stocks being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Investors should note that the Stocks were selected for inclusion in the Trust as of the Initial Date of Deposit. The Trust may continue to purchase or hold Stocks originally selected through this process even though the evaluation of the attractiveness of the Stocks may have changed and, if the evaluation were performed again at that time, the Stocks would not be selected for the Trust.

  Because the Trust is organized as a unit investment trust, rather than as a management investment company, the Trustee and the Sponsor do not have authority to manage the Trust's assets in an attempt to take advantage of various market conditions to improve the Trust's Net Asset Value, but rather may dispose of Stocks only under limited circumstances. The original proportionate relationship among the Stocks is only subject to adjustment (i) to reflect the occurrence of a stock split, stock dividend or a similar event which affects the capital structure of the issuer of a Stock but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, (ii) to reflect a sale of a Stock, (iii) to reflect the acquisition (and subsequent disposition upon maturity) of Treasury Obligations or (iv) to reflect a merger or reorganization by an issuer of a Stock. See "Administration of the Trust--Portfolio Supervision" and "Administration of the Trust--Reinvestment."

  The Stocks are common stocks which have been selected by the Sponsor as having, as of the Initial Date of Deposit, an above-average capital appreciation potential over the life of the Trust. Stocks contained in the Trust will not be sold to take advantage of market fluctuations nor will they be sold solely because the Sponsor no longer considers them to have appreciation potential. Proceeds from the sale of Stocks, if any (unless such proceeds are reinvested in Treasury Obligations if and to the extent there is no legal impediment thereto), and any dividends and distributions received will be held by the Trustee in non-interest bearing accounts until used to pay expenses or distributed to Unitholders on the next following Distribution Date. See "Administration of the Trust--Reinvestment." To the extent that funds are held in such non-interest bearing accounts, such funds will benefit the Trustee.

  Risk Factors. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general, including the risk that the financial condition of the issuers of the Stocks or the general condition of the stock market may worsen and the value of the Stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding domestic and foreign government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

  Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or preferred stock by an issuer will create prior claims for payment of principal, interest and dividends, which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities, which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust is subject to market fluctuations for as long as the Stocks remain outstanding, and therefore over the life of the Trust the Stocks in the Trust may be expected to fluctuate to values higher or lower than those prevailing on the Initial Date of Deposit.

  The Trust is concentrated in Stocks issued by companies in the banking and thrift industries. In view of this, an investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the banking and thrift industries in general. Banking institutions and thrift institutions are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Economic conditions in the real estate markets can have a significant effect upon banking institutions and thrift institutions because they generally have a substantial percentage of their assets invested in loans secured by real estate. Banking institutions and thrift institutions are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Regulatory actions, such as increases in the minimum capital requirements applicable to commercial banks and thrifts and increases in deposit insurance premiums required to be paid by commercial banks and thrifts to the FDIC, can negatively impact earnings and the ability of an institution to pay dividends. Furthermore, neither federal insurance of deposits nor governmental regulation, however, ensures the solvency or profitability of banking institutions or thrift institutions, or insures against any risk of investment in the securities issued by such institutions.

  Financial institutions and their holding companies are extensively regulated under federal and state laws. As a result, the business, financial condition and prospects of banks and thrifts can be materially affected not only by management decisions and general economic conditions, but also by applicable statutes and regulations and other regulatory pronouncements and policies promulgated by regulatory agencies with jurisdiction over the banks and thrifts, such as the Board of Governors of the Federal Reserve System ("FRB"), the Office of the Comptroller of the Currency ("OCC"), the Office of Thrift Supervision (the "OTS"), the Federal Deposit Insurance Corporation ("FDIC") and the state banking regulators. The effect of such statutes, regulations and other pronouncements and policies can be significant, cannot be predicted with a high degree of certainty and can change over time. Furthermore, such statutes, regulations and other pronouncements and policies are intended to protect depositors and the FDIC's deposit insurance funds, not to protect stockholders. Bank and thrift holding companies as well as their subsidiary banks and thrifts are subject to enforcement actions by their regulators for regulatory violations. In addition to compliance with statutory and regulatory limitations and requirements concerning financial and operating matters, regulated financial institutions must file periodic and other reports and information with their regulators and are subject to examination by each of their regulators.

  The statutory requirements applicable to and regulatory supervision of bank and thrift holding companies and their subsidiary banks and thrifts have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA"), enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), enacted in December 1991, and the regulations promulgated under FIRREA and FDICIA. The impact of regulations promulgated pursuant to FDICIA on the business and financial condition and prospects of banks and thrifts cannot be predicted with certainty. Banks and thrifts currently face significant competition from other financial institutions such as mutual funds, securities and brokerage companies, credit unions, mortgage banking corporations and insurance companies, and increased competition may result from broadening national interstate banking powers and liberalization of certain restrictions on the activities of nonbank subsidiaries of banks and thrifts. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than the issuers of the Stocks. There can be no assurance that such issuers will be able to compete effectively in their markets, and the results of operations could be adversely affected if circumstances affecting the nature or level of competition change.

  Federal legislation became effective in 1995 which serves to lessen or remove certain legal barriers to interstate banking and branching by financial institutions. The legislation may result in an increase in the nationwide consolidation activity occurring among financial institutions by facilitating interstate bank operations and acquisitions. The legislation does, however, allow states to "opt out" of interstate branching and certain states have opted out of the legislation. The effects of changes in interstate banking cannot be predicted, however, it is likely that there will be increased competition within the regional banking industry which could have an adverse impact on certain issuers. In addition, the Federal Reserve Board has approved applications by bank holding companies to engage, through nonbank subsidiaries, in certain securities-related activities, provided that the subsidiaries would not be "principally engaged" in such activities for purposes of Section 20 of the Glass-Steagall Act. In certain situations, holding companies may be able to use such subsidiaries to underwrite and deal in corporate debt and equity securities. The Federal Reserve Board has recently liberalized the standards used in determining whether a subsidiary is principally engaged in such activities. From time to time bills have been introduced in Congress that would remove many of the Glass-Steagall Act restraints, although no comprehensive bill has been enacted to date. This and any future liberalization of Glass-Steagall could result in increased competition which could have an adverse impact on certain issuers. The Sponsor makes no prediction as to what, if any, additional bank and thrift regulatory reform might be adopted or what ultimate effect such reform might have on the Trust's portfolio.

  Until distributed, proceeds received upon the sale of Stocks may be reinvested in interest-bearing Treasury Obligations maturing prior to the next Distribution Date or, if earlier, December 31 of the year of purchase to the extent legally permissible. See "Administration of the Trust--Reinvestment." The value of the Securities and, therefore, the value of Units, may be expected to fluctuate.

  The Sponsor has acquired or will acquire the Stocks and thereby benefits from transaction fees. The Sponsor in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, including the Stocks in the Trust, and may act as a market maker in certain or all of the Stocks. The Sponsor also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Stocks. See "Public Offering of Units--Profits to the Sponsor."

                              TAX CONSIDERATIONS

  The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinions, it is assumed that each Stock is equity for federal income tax purposes.

  In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

    1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Stock when such income is considered to be received by the Trust.

    2. Each Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Stock when such dividends are received by the Trust. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder.

    3. Each Unitholder will have a taxable event when the Trust disposes of a Stock (whether by sale, taxable exchange, liquidation, redemption or otherwise) or upon the sale of redemption of Units by such Unitholder (except to the extent an "in kind" distribution of Stocks is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each of the Stocks held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each of the Stocks held by the Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Stock held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Stock which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Stock, and, to the extent that such dividends also exceed a Unitholder's tax basis in such Stock, shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

    4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of any of the Stocks held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of any of the Stocks held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.

  Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Stocks paying such dividends (other than corporate Unitholders, such as "S" corporations which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final Regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

  Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by such Unitholder. It should be noted that as a result of the Tax

Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

  Recognition of Taxable Gain or Loss Upon Disposition of Stocks or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when any of the Stocks are disposed of by the Trust or if the Unitholder disposes of a Unit. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. It should be noted that legislative proposals are introduced form time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

  In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

  If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Stocks represented by the Unit.

  The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sale rules.

  "In Kind" Distributions. A Unitholder may request an "in kind" distribution upon the termination of the Trust. In addition, with respect to redemption requests during the term of the Trust of $100,000 or more, a Unitholder may be required to take an "in kind" distribution if the Sponsor, in its sole discretion, directs the Trustee to redeem Units "in kind". Treasury Obligations held by the Trust will not be distributed to a Unitholder as part of an "in kind" distribution. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered to own a pro rata portion of each of the Trust assets for federal income tax purposes. The receipt of an "in kind" distribution will result in a Unitholder receiving an undivided interest in whole shares of Stock plus, possibly, cash.

  The potential tax consequences that may occur under an "in-kind" distribution will depend on whether or not a Unitholder receives cash in addition to Stock. A "Stock" for this purposes is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Stock in exchange for his or her pro rata portion in the Stock held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Stock held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Stock held by the Trust.

  Because the Trust will own several Stocks, a Unitholder who receives an "in kind" distribution will have to analyze the tax consequences with respect to each Stock owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Stock owned by the Trust. Unitholders who request or receive "in kind" distributions are advised to consult their tax advisers in this regard.

  Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Stocks held in the Trust in accordance with the proportion of the fair market values of such Stocks on the valuation date nearest to the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Stock.

  A Unitholder's tax basis in his Units and his pro rata portion of a Stock held by the Trust will be reduced to the extent dividends paid with respect to such Stock are received by the Trust which are not taxable as ordinary income as described above.

  General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

  Each Unitholder will be notified annually of the amounts of dividend income includable in the Unitholder's gross income and the amount of Trust expenses which may be claimed as itemized deductions.

  The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal income tax. Unitholders may be subject to state taxation and should consult their own tax advisors in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

                           PUBLIC OFFERING OF UNITS

  Public Offering Price. The initial Public Offering Price per Unit on the Initial Date of Deposit is based on the pro rata share of the aggregate value of the Stocks in the Trust based on the closing prices at the offer side of the market on the business day prior to the Initial Date of Deposit, plus the sales charge of 3.500% (3.627% of the net amount invested). Thereafter, during the initial public offering period, the Public Offering Price per Unit is the Net Asset Value per Unit, which is based on the aggregate market value of the Securities valued at the closing prices at the offer side of the market, plus the 3.500% sales charge. See "Valuation of Units."

  The Sponsor intends to permit a reduced sales charge with respect to Units purchased by its employees and affiliates of the Sponsor and certain of their relatives who may purchase Units of the Trust (individually or for their retirement programs) at a reduced sales charge of 0.515% (0.518% of the net amount invested). In addition, the Sponsor will permit a reduced sales charge of 2.500% of the Public Offering Price (2.591% of the net amount invested) with respect to Units purchased by any person in the amount of $500,000 or more.

  Distribution of Units. The minimum purchase in the initial public offering is 100 Units, or approximately $1,500. Only whole Units may be purchased.

  The Sponsor will be the sole underwriter of Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include a concession of 3.000% of the Public Offering Price per Unit at the highest sales charge, subject to change from time to time. The difference between the sales charge and the dealer concession will be retained by the Sponsor.

  The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units for sale in the State of Illinois as well as in selected other states. Units will be sold only to individuals and other investors resident in such states and to institutional and other investors in other states to the extent there are available exemptions from applicable state securities registration requirements.

  The Net Asset Value per Unit at the time of sale or transfer or upon redemption may be less than the price at which the Unit was purchased.

  Profits to the Sponsor. In addition to the applicable sales charges, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Stocks to the Sponsor and the price at which it deposits the Stocks in the Trust in exchange for Units. For purposes of any deposit, the Stocks will be valued at the closing prices at the offer side of the market on the business day prior to the related date of deposit. The spread between the cost of the Stocks to the Sponsor and the price at which the Stocks were deposited in the Trust on the Initial Date of Deposit is set forth in footnote (2) to the "Schedule of Investments." The cost of Stocks to the Sponsor includes the amount paid by the Sponsor, if any, for brokerage commissions. These amounts are not an expense of the Trust.

  Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Stocks upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, and may be of benefit to the Sponsor.

  In selling Units in the initial public offering, the Sponsor may realize profits or sustain losses to the extent there are any fluctuations in the Public Offering Price of the Units after a date of deposit before completion of the sale of the Units in the initial public offering.

  Maintenance of a Secondary Market. The Sponsor is not obligated, and currently does not intend, to maintain a secondary market for the Units; though the Sponsor may, however, decide to do so during the life of the Trust. Accordingly, a Unitholder may currently only purchase Units in the initial public offering and only dispose of his Units through redemption. With respect to redemption requests of $100,000 or more, the Sponsor may, in its sole discretion, direct the Trustee to redeem Units "in kind" by distributing stocks to the redeeming Unitholder. See "Redemption of Units." If the Sponsor decides to maintain a secondary market for the Units, the Public Offering Price per Unit in the secondary market will be the Net Asset Value per Unit, which will be based on the aggregate market value of the Stocks valued at the closing prices at the bid side of the market, plus the 3.500% sales charge. See "Valuation of Units."

                              REDEMPTION OF UNITS

  Units held in uncertificated form may be redeemed by delivering a written request for redemption to the Trustee at its office. Units held in certificated form may be tendered to the Trustee at its office (currently located at the address indicated on the back cover), must be properly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Trustee, and must be executed by the Unitholder or his authorized attorney. In either case the Unitholder must pay any transfer or similar tax which must be paid to effect redemption and, Unitholders of uncertificated Units must sign such written request and Unitholders of certificated Units must sign such certificate transfer instrument, exactly as their name appears on the records of the Trustee and on any certificate representing the Units to be redeemed. Such signature(s) must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A Unitholder may tender his Units for redemption at any time after the settlement date or purchase. The Unitholder upon redemption will receive the Net Asset Value per Unit determined as of the close of business on the day of tender. There is no sales charge incurred when a Unitholder tenders his Units to the Trustee for redemption unless the redemption is an amount less than 7,500 Units in which case a fee of $150 will be charged. The amount received by a Unitholder upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Stocks in the portfolio at the time of redemption. The redemption price per Unit on the Initial Date of Deposit will be less than the initial Public Offering Price per Unit both because the sales charge in included in the offering price and because the redemption price is based on valuations of the Stocks at the bid side of the market rather than the closing prices at the offer side of the market. See "Essential Information Regarding the Trust." Prior to redeeming such Units from the Trust, the Trustee shall offer such Units for sale to the Sponsor at the Net Asset Value per Unit. Subject to payment of applicable tax or governmental charges, if any, the Net Asset Value of Units tendered for redemption will be paid to the redeeming Unitholder no later than the seventh calendar day following the day of tender. See "Valuation of Units."

  With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent the Income Account is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Stocks to meet redemptions. Treasury Obligations, if any, held by the Trust must be held to maturity and cannot be disposed of by the Trustee. The Trustee will sell Stocks in such manner as is directed by the Sponsor. With respect to redemption requests of $100,000 or more, the Sponsor may, in its sole discretion, direct the Trustee to redeem Units "in kind" by distributing Stocks to the redeeming Unitholder. When Stocks are so distributed, the Unitholder will receive that number of whole shares of each Stock representing the aggregate of his interest in each of the Stocks, plus cash in lieu of fractional shares. Stocks will be valued for this purpose as set forth under "Valuation of Units." A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. For information on the tax effects of receiving a redemption "in kind", see "Tax Considerations."

  To the extent that shares of Stocks are distributed pursuant to redemption "in kind" or sold, the size of the Trust will, and the diversity of the Trust may, be reduced. Sales may be required at a time when Stocks would not otherwise be sold and may result in lower proceeds than might otherwise be realized. In addition, because of the minimum amounts in which Stocks are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to the remaining Unitholders on the next Distribution Date.

  The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment for Units tendered for redemption to a date more than seven calendar days following the day of tender, (i) for any period during which the New York Stock Exchange is closed other than for weekend and holiday closings; (ii) for any period during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted; (iii) for any period during which an emergency exists as a result of which disposal or evaluation of the Stocks is not reasonably practicable; or (iv) for such other period as the Securities and Exchange Commission may by order permit for the protection of Unitholders. The Trustee is not liable to any person in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone, when done in the Trustee's discretion.

  On the business day prior to the Initial Date of Deposit, the initial Public Offering Price per Unit (which figure includes the sales charge) exceeds the Net Asset Value per Unit. See "Essential Information Regarding the Trust." The initial Public Offering Price per Unit is determined by dividing the aggregate value of the Stocks based on the closing prices at the offer side of the market on the business day prior to the Initial Date of Deposit, by the number of Units being sold, plus the applicable sales charge. The prices of the Stocks will generally vary. For these reasons and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units.

                              VALUATION OF UNITS

  The Trustee will calculate the Trust's value (the "Net Asset Value") at the Evaluation Time set forth under "Essential Information Regarding the Trust"
(i) on each Trust Business Day (as hereinafter defined) until completion of the initial public offering, (ii) on the Trust Business Day on which any Unit is tendered for redemption, (iii) on any other day desired by the Sponsor or the Trustee and (iv) upon termination, by adding:

    (a) The aggregate value of Stocks in the Trust (including the value of Stocks subject to purchase contracts, if any, deposited with the Trustee on the Deposit Date), as determined by the Trustee in its capacity as Evaluator of the Trust; and

    (b) The sum of (i) cash on hand in the Trust other than cash deposited to purchase Stocks or cash credited to any reserve account established under the Indenture and (ii) dividends receivable on Stocks trading ex-dividend.

  The Trustee will deduct from the resulting figure: amounts representing any applicable taxes or governmental charges payable by the Trust for the purpose of making an addition to any reserve account established under the Indenture; amounts representing estimated accrued fees and expenses of the Trust, including amounts representing unpaid fees of the Trustee and the Sponsor; and cash or Stocks held to redeem tendered Units and for distribution to Unitholders of record as of a Trust Business Day prior to the evaluation being made on the days or dates set forth above.

  For the purpose of the redemption of Units, the Net Asset Value per Unit is computed by the Trustee by dividing the result of the above computation by the total number of Units outstanding on the date of such evaluation. A Trust Business Day is a day on which the New York Stock Exchange is open, other than federal or New York state bank holidays.

  For the purpose of the redemption of Units, the value of Stocks shall be determined in good faith by the Trustee acting in its capacity as Evaluator of the Trust in the following manner: (i) if the Stocks are listed on one or more national securities exchanges such evaluation shall be based on the closing sale price on that day (unless the Sponsor deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange if the Stocks are listed thereon),
(ii) if the Stocks are listed but there is no such appropriate closing sales price on such exchange, and for Stocks that are not so listed but are quoted on the Nasdaq National Market, at the closing bid prices on such exchange or system (unless the Sponsor deems such price inappropriate as a basis for evaluation), (iii) if the Stocks are not listed or quoted or, if so listed or quoted and the principal market therefor is other than on such exchange or system or there are no such appropriate closing bid prices available, such evaluation shall be made by the Sponsor in good faith based on the closing sales price in the over-the-counter market (unless the Sponsor deems such price inappropriate as a basis for evaluation) or (iv) if there is no such appropriate closing price, then (a) on the basis of current bid prices obtained from dealers or brokers (which may include the Sponsor), (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Sponsor's appraising the value of the Stocks in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.

  The Treasury Obligations, if any, are valued on the basis of bid prices. The aggregate bid prices of the Treasury Obligations are the prices obtained from dealers or brokers (which may include the Sponsor) who customarily deal in Treasury Obligations; or, if there is no market for the Treasury Obligations, and bid prices are not available, on the basis of current bid prices for comparable securities; or by appraisal; or by any combination of the above.

                             EXPENSES OF THE TRUST

  The Sponsor will receive a fee, which is earned for portfolio supervisory services, based upon the largest number of Units outstanding during the calendar year. The portfolio supervisory services include providing certain bookkeeping and other administrative services to the Trust, monitoring the market prices of portfolio securities to confirm Net Asset Value calculations of the Evaluator and handling Unitholder inquiries and services. The Sponsor's fee is that amount set forth under "Essential Information Regarding the Trust." Such fee may exceed the actual costs of providing portfolio supervisory services for this particular series of the Trust, but at no time will the total amount the Sponsor receives for such services rendered to all series of the Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year. Thus, the Sponsor will not profit from fees received from the Trust for portfolio supervisory services.

  For its services as Trustee and Evaluator, the Trustee will be paid that amount set forth under "Essential Information Regarding the Trust." The Trustee will also benefit to the extent that it holds funds in non-interest bearing accounts. In addition, the regular and recurring annual expenses of the Trust, including without limitation certain mailing, printing, and other miscellaneous expenses, are currently estimated to be that amount set forth under "Essential Information Regarding the Trust." Actual miscellaneous expenses payable by the Trust may be more or less than this estimate.

  If Units are redeemed, per Unit annual expenses of the Trust will increase. The Trustee's fee and the Sponsor's supervisory fee are payable monthly, from the Income Account, to the extent funds are available, and then from the Capital Account. Either of such fees may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

  The cost of the preparation and printing of the Indenture and this Prospectus, the initial fees and expenses of the Trustee, advertising expenses and expenses incurred in establishing the Trust, including legal and auditing fees, are paid by the Sponsor and not by the Trust.

  In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account: (i) fees for the Trustee for extraordinary services; (ii) reimbursable expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by any agent for custody and safekeeping of Securities);
(iii) various governmental charges; (iv) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (v) indemnification of the Trustee for any loss, liabilities or expenses (including reasonable attorneys' fees) incurred by it in the administration of the Trust without gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the Sponsor for any loss, liability or expenses (including reasonable attorneys' fees) incurred in acting in such capacity other than by reason of its own gross negligence, bad faith or willful misconduct; (vii) brokerage commissions in connection with the sale of Stocks; and (viii) expenses incurred upon termination of the Trust. See "Administration of the Trust--Accounts."

  The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. To the extent that dividends paid with respect to the Stocks are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Stocks to meet the expenses of the Trust.

                             RIGHTS OF UNITHOLDERS

  Each Unit represents a pro rata fractional undivided interest in each of the Stocks and other assets held in the Trust.

  Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued unless a request, in writing with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee, is delivered by the Unitholder to the Sponsor. Issued certificates are transferable by presentation and surrender to the Trustee at its office (currently located at the address on the back cover) properly endorsed or accompanied by a written instrument or instruments of transfer. Uncertificated Units are transferable by presentation to the Trustee of a written instrument of transfer.

  Certificates may be issued in denominations of one Unit or any integral multiple thereof as deemed appropriate by the Trustee. A Unitholder may be required to pay a reasonable fee (currently $25.00 per certificate) for each certificate issued, reissued or transferred, and shall be required to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates to be issued to replace destroyed, mutilated, stolen or lost certificates, the Unitholder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

  Unitholders will have no voting rights, except in the unlikely event of resignation or removal of the Sponsor as provided under "Termination of the Trust" and in the event of an amendment to the Indenture as provided under "Amendment of the Indenture." As the holder of the Stocks, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor. The rights the Unitholders have in distributions from the Income and Capital Accounts are set forth below under "Distributions to Unitholders."

                         DISTRIBUTIONS TO UNITHOLDERS

  The Trustee will make distributions from the Income Account, if any, on the quarterly Distribution Date to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on each quarterly Distribution Date to Unitholders of record on the preceding Record Date. See "Essential Information Regarding the Trust." Whenever required for regulatory or tax purposes, the Trustee will make special distributions on special distribution dates to Unitholders of record on special record dates when and as declared by the Trustee.

  Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less liabilities of the Trust. See "Termination of the Trust."

                          ADMINISTRATION OF THE TRUST

  Accounts. All dividends received on Stocks, proceeds from the sale of Stocks or other moneys received by the Trustee on behalf of the Trust will be held in trust in non-interest bearing accounts except that proceeds of sale may be reinvested in Treasury Obligations until required to be disbursed. See "Administration of the Trust--Reinvestment."

  The Trustee will credit on its books to an Income Account dividends and interest, if any, on Securities in the Trust. All other receipts (i.e., return of principal and capital gains) are credited on its books to a Capital Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation of Units."

  The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. See "Expenses of the Trust." In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. See "Redemption of Units."

  The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

  Reports and Records. With any distributions from the Trust, the Trustee will furnish each Unitholder a statement setting forth the amount being distributed from each account. In addition, the Trustee shall notify the Unitholders within five days of substitute stocks, if any, which are acquired for the portfolio. See "The Trust."

  The Trustee keeps records and accounts of the Trust at its office (currently located at the address on the back cover), including records of the names and addresses of Unitholders, a current list of underlying Stocks in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

  Within a reasonable period of time after the end of each calendar year, the Trustee will furnish each person who was a Unitholder at any time during the calendar year a report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (i) a summary of transactions for the Trust in the Income and Capital Accounts and any Reserve Account; (ii) Securities sold or purchased, if any; (iii) the Net Asset Value per Unit, based upon the last computation thereof made during the year; and (iv) amounts distributed to Unitholders during the year.

  Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Trust, however, will not be managed. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Stock in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a Stock has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Stocks would be detrimental to the Trust. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Stocks such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor. Therefore, except as stated under "The Trust" for failed securities, as provided under "Administration of the Trust--Reinvestment" and as provided in this paragraph, the acquisition by the Trust of any securities other than the Stocks is prohibited. Proceeds from the sale of Stocks (or any securities or other property received by the Trust in exchange for Stocks), unless held for reinvestment as herein provided, are credited to the Capital Account for distribution to Unitholders, to meet redemptions or to pay charges and expenses of the Trust.

  Stock may also be sold in the manner described under "The Trust." The Trustee may dispose of Stocks where necessary to pay Trust expenses or to satisfy redemption requests as directed by the Sponsor and the proceeds of such sale may not be reinvested except as provided below.

  Reinvestment. Cash received upon the sale of Stocks (except for proceeds used to meet redemption requests) may, if and to the extent there is no legal impediment, be reinvested in Treasury Obligations which mature on or prior to the next scheduled Distribution Date. The Sponsor anticipates that, where permitted, such proceeds will be reinvested in Treasury Obligations unless factors exist such that such reinvestment would not be in the best interests of Unitholders or would be impractical. Such factors may include, among others, (i) short reinvestment periods which would make reinvestment in Treasury Obligations undesirable or infeasible and (ii) amounts not sufficiently large so as to make a reinvestment economical or feasible. Any moneys held and not reinvested will be held in a non-interest bearing account until distribution on the next Distribution Date to Unitholders of record.

                          AMENDMENT OF THE INDENTURE

  The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity, to correct or supplement any provision thereof which may be defective or inconsistent, or to make such other provisions as will not materially adversely affect the interest of the Unitholders or as required by the Securities and Exchange Commission, so long as the Trustee provides the Unitholders with notice as required by the Indenture.

  The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 66 2/3% of the Units then outstanding; provided that no such amendment shall (i) permit the acquisition of any stocks other than those specified in Schedule A of the Indenture or (ii) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

  The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

                           TERMINATION OF THE TRUST

  The Indenture provides that the Trust will terminate upon the following circumstances: (i) occurrence of the Mandatory Termination Date (as defined in "Essential Information Regarding the Trust"); or (ii) written consent to termination by 66 2/3% of the Units then outstanding. In addition, the Trust may terminate if the value of the Trust as shown by any evaluation is less than 40% of the market value, based on closing bid prices, of the Stocks at the time they were deposited in the Trust. In no event will the Trust continue beyond the Mandatory Termination Date.

  Unless advised to the contrary by the Sponsor, approximately 30 days prior to the termination of the Trust, the Trustee will begin to sell the Stocks held in the Trust other than those Stocks to be distributed "in kind" as discussed below. Upon termination of the Trust, the Trustee will sell any

Stocks then remaining in the Trust (other than those distributed "in kind") and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Cash held upon the sale of Stocks may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Stocks in the Trust in the period prior to the termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder. Notwithstanding the foregoing, the Sponsor reserves the right to direct the Trustee to make an "in kind" distribution of the Stocks to all Unitholders upon termination in lieu of a cash distribution.

  Prior to termination of the Trust, and in no event less than 75 days prior to the Mandatory Termination Date, the Trustee shall furnish to Unitholders written notice of the date of termination and election forms pursuant to which Unitholders will be permitted to receive an "in kind" distribution upon termination in lieu of cash in the event the Sponsor does not elect to direct the Trustee to distribute all Stocks "in kind" as described above. Any Unitholders who make appropriate elections no less than 30 days prior to the date of termination shall be entitled to receive distribution "in kind" of all of their Units. Upon the distribution following termination of the Trust, such Unitholders will receive that number of whole shares of each Stock representing the aggregate of their respective interests in each of the Stocks, plus cash representing their pro rata shares of other Trust assets and cash in lieu of fractional shares, if any. No partial "in kind" distributions will be made. See "Tax Considerations" for information concerning the tax consequences to a Unitholder of a distribution "in kind."

                                    SPONSOR

  The Sponsor, Howe Barnes Investments, Inc., is an investment services firm which since 1915 has served a wide range of institutional and individual investors, corporations and fiduciaries, as well as other securities dealers. The Sponsor, a Delaware corporation, is registered as a broker/dealer and through its subsidiary, Marshall Capital Management, Inc., is registered as an investment adviser with the Securities and Exchange Commission. The Sponsor is also a member of the National Association of Securities Dealers, the New York Stock Exchange and the Chicago Stock Exchange. Services offered by the Sponsor include investment research and trade execution services for listed and over-the-counter equity and fixed-income securities and options; execution and clearing services for small brokers and dealers; investment banking services for corporations; and underwriting services for the equity and fixed income markets, including municipal and corporate bonds. Among other specialities, the Sponsor is recognized for its concentrated focus on research and securities analysis with respect to midwestern regional and subregional banking institutions and thrift institutions. The Sponsor may, but need not, make a principal market as dealer in one or more of the Stocks in the Trust. In addition, the Sponsor may act as an investment advisor for one or more of the banking or thrift institutions with Stocks in the Trust.

  The Indenture provides that the Sponsor will not be liable to the Trust, the Trustee or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own gross negligence, bad faith or willful malfeasance in the performance of its duties or by reason of its reckless disregard of its obligation and duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Stocks in the Trust.

  The Indenture further provides that the Sponsor shall be indemnified by the Trust and held harmless from and against any loss, liability or expense incurred in acting as Sponsor of the Trust other than by reason of its own gross negligence, bad faith or willful malfeasance in the performance of its obligations or by reason of its own reckless disregard of its obligations and duties.

  The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

  The Indenture provides that the Sponsor may resign its position as Sponsor by delivering to the Trustee an instrument of resignation. This resignation will only be effective if prior to or concurrent with the delivery of the instrument the Trustee has either (i) appointed a successor Sponsor or (ii) agrees to act as Sponsor thereby succeeding to all the rights and duties of the resigning Sponsor. The Trustee must notify the Unitholders of any such resignation or appointment of a successor Sponsor.

  If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture.

                                    TRUSTEE

  The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 856-8487. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The Indenture provides that the Trustee shall be indemnified by the Trust and held harmless from and against any loss, liability or expense incurred without gross negligence, bad faith or willful malfeasance in the performance of its duties or by reason of its reckless disregard of the duties of the Trustee arising out of or in connection with the administration of this Trust.

  The Trustee may resign and be discharged of its duties with respect to the Trust pursuant to the Indenture by delivering an instrument of resignation to the Sponsor and mailing such instrument to the Unitholders then of record not less than 60 days before the resignation date. The Trustee shall not, however, resign until either (i) the Trust has been completely liquidated and the proceeds distributed to the Unitholders, or
(ii) a successor Trustee, having the qualifications prescribed in the governing securities laws, has been designated and has accepted the duties as Trustee.

  The Sponsor may remove the Trustee, upon the occurrence of certain events as set forth in the Indenture. In addition, the Unitholders may remove the Trustee upon the vote or written consent of 66 2/3% of the Units then of record. Upon the resignation or removal of the Trustee as set forth above and in the Indenture, the Sponsor shall use its best efforts promptly to appoint a successor Trustee. The Indenture is binding upon any successor to the business of the Trustee. The Trustee may transfer all or substantially all of its assets to a corporation which carries on the business of the Trustee and duly assumes all the obligations of the Trustee under the Indenture. In such event the Trustee shall be relieved of all further liability under the Indenture.

                                LEGAL OPINIONS

  The legality of the Units offered hereby has been passed upon by Chapman and Cutler, Chicago, Illinois, as counsel for the Sponsor.

                             INDEPENDENT AUDITORS

  The statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit appearing in this prospectus and in the registration statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                               TABLE OF CONTENTS

ESSENTIAL INFORMATION REGARDING THE TRUST...................................   2
HBI EQUITY TRUST, SERIES 5..................................................   3
REPORT OF INDEPENDENT AUDITORS..............................................   5
STATEMENT OF NET ASSETS.....................................................   5
SCHEDULE OF INVESTMENTS.....................................................   6
THE TRUST...................................................................   7
TAX CONSIDERATIONS..........................................................  11
PUBLIC OFFERING OF UNITS....................................................  15
REDEMPTION OF UNITS.........................................................  16
VALUATION OF UNITS..........................................................  18
EXPENSES OF THE TRUST.......................................................  19
RIGHTS OF UNITHOLDERS.......................................................  20
DISTRIBUTIONS TO UNITHOLDERS................................................  21
ADMINISTRATION OF THE TRUST.................................................  21
AMENDMENT OF THE INDENTURE..................................................  23
TERMINATION OF THE TRUST....................................................  23
SPONSOR.....................................................................  24
TRUSTEE.....................................................................  25
LEGAL OPINIONS..............................................................  26
INDEPENDENT AUDITORS........................................................  26

                             --------------------

  This Prospectus does not contain all of the information set forth in the registration statements and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to which reference is made.

                             --------------------

  No person is authorized to give any information or to make any representations not contained in this Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee, or the Sponsor. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or the Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                             --------------------

  This Prospectus does not constitute an offer to sell securities to, or a solicitation of an offer to buy securities from, any person in any state to whom it is not lawful to make such offer or solicitation in such state.
HBI

EQUITY TRUST, SERIES 5
A UNIT INVESTMENT TRUST

     A PORTFOLIO OF MIDWEST BANK AND THRIFT STOCKS

     SPONSOR:

     HOWE BARNES INVESTMENTS, INC.
     135 SOUTH LASALLE STREET
     CHICAGO, ILLINOIS 60603

     TRUSTEE:

     THE BANK OF NEW YORK
     101 BARCLAY STREET
     NEW YORK, NEW YORK 10286

                                                                     Exhibit 6.2
                                    Part II

                          Undertaking to File Reports

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Prospectus
     The undertaking to file reports
     The signatures
     Written consents of the following persons:

          Chapman and Cutler
          (included as Exhibit 3.1)

          Ernst & Young LLP

          (included as Exhibit 6.1)

The following exhibits:

 *Exhibit 1.1      Form of Trust Agreement between Howe Barnes Investments,
                   Inc., as Sponsor, and The Bank of New York, as Trustee.

 *Exhibit 3.1      Opinion of Chapman and Cutler as to the legality of
                   securities being registered.

 *Exhibit 3.2      Opinion of Chapman and Cutler as to federal income tax status of securities being registered.

 *Exhibit 6.1      Consent of Ernst & Young LLP, Independent Auditors.

 _________________________
 *   To be filed by amendment.

                                                                     Exhibit 6.2


                                   Signatures

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, HBI Equity Trust, Series 5, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Chicago and State of Illinois, on the 30th day of April, 1998.

                                       HBI Equity Trust, Series 5

                                       By Howe Barnes Investments, Inc.,
                                          Depositor

                                       By GEORGE H. SHELTON
                                          ------------------------------
                                          George H. Shelton
                                          President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on April 30, 1998 by the following persons in the capacities indicated.

  Signature                        Title

GEORGE H. SHELTON              Director and President
-------------------------      (Principal Executive Officer)
George H. Shelton

PHILIP C. ALLEN                Director
-------------------------
Philip C. Allen

THEODORE M. PERKOWSKI          Director
-------------------------
Theodore M. Perkowski

RICHARD W. TERRELL             Director
-------------------------
Richard W. Terrell

MICHAEL E. SAMMON              Director
-------------------------
Michael E. Sammon

MICHAEL R. OCHOA               Director
-------------------------
Michael R. Ochoa

DANIEL E. COUGHLIN             Director
-------------------------
Daniel E. Coughlin

                                                                     Exhibit 6.2


  Signature                        Title

MARK PAUL SHELSON              Director and Treasurer
-------------------------      (Principal Financial and
Mark Paul Shelson              Accounting Officer)

MARIO G. BERNARDI              Director
-------------------------
Mario G. Bernardi

CHARLES V. DOHERTY             Director
-------------------------
Charles V. Doherty

BETTEANN KESLINKE              Director
-------------------------
Betteann Keslinke

                                       MICHAEL E. SAMMON
                                       ---------------------------------
                                       Michael E. Sammon
                                       (Attorney-in-fact*)

-----------
* An executed copy of the power of attorney was filed as Exhibit 6.2 to the Registration Statement on Form S-6 for HBI Equity Trust, Series 4 (File
No. 333-34673) as filed on August 29, 1997.